Exhibit 12

AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	2008	2007	2006	2005	2004

Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$(2,071)	$504	$231	$(857)	$(751)

Add: Total fixed charges (per below)	1,631	1,828	1,945	1,846	1,755

Less: Interest capitalized	33	20	29	65	80
Total earnings (loss)	$(473)	$2,312	$2,147	$924	$924

Fixed charges:
Interest	$703	$857	$969	$897	$822

Portion of rental expense representative of the interest factor	847	898	898	876	869

Amortization of debt expense	81	73	78	73	64
Total fixed charges	$1,631	$1,828	$1,945	$1,846	$1,755

Ratio of earnings to fixed charges		1.26	1.10	-	-

Coverage deficiency	$2,104	$-	$-	$922	$831